Direct Dial: (612) 341-9723
Email: rformell@bestlaw.com

August 8, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Northern Oil and Gas, Inc.
Amendment 2 to Registration Statement on Form SB-2
Filed August 8, 2007
File No.: 333-143648

Dear Sir or Madam:

We have reviewed your comment letter dated August 1, 2007, and are filing an amendment to the registration statement addressing the issues raised. This letter is keyed to the numbered items in your comment letter, and describes the action we have taken in response to each comment.

Business, page 14

1.
We note your response to prior comment number 2 from our letter dated July 5, 2007. As the reserve volumes disclosed do not represent proved reserves and are not net to your interest, it is not clear that disclosure of these amounts is appropriate or useful. To avoid investor confusion, revise your filing to remove the disclosure regarding reserve quantities in the Bakken formation.

We removed the identified disclosure.

General Background, page 15

2.
We note the revised disclosure regarding recent production rates for the State 8-16 well and its offsets. Further revise this disclosure to clarify whether the disclosed production rate is for each well or for all wells combined.

We clarified that the production rate is for all of the wells combined.

August 8, 2007

Reservoirs and Reserve Potential, page 16

3.
We note your disclosure indicating that “nearly fifty wells in the county have produced more than 500,000 barrels of oil.” To provide context and balance for this disclosure, revise your disclosure to indicate how many total wells have been drilled in the county and what the results of those wells have been.

It is not practical to determine the number of wells drilled and their production. Therefore, we have removed this reference entirely.

4.
Regarding your disclosures of amounts “expected” to ultimately be produced, “estimated” to ultimately be recoverable and which could “conceivably” be produced, we note that these amounts do not represent proved reserves and are not net to your interest. In view of this, it is not clear that disclosure of these amounts is appropriate or useful. To avoid investor confusion, revise your filing to remove the disclosure regarding these expected, estimated or conceivable volumes.

We have removed the identified disclosures.

Lake Creek Prospects Area, page 18

5.
We note the revised disclosure added in response to prior comment number 7 from our letter dated July 5, 2007. The revised disclosure indicting that the Commertown Fields is “widely considered in the industry” to be a “classic stacked pay” field does not represent sufficient support for the statement about the field. Revise to include additional, objective evidence that supports the assertion. Alternatively, remove the assertion.

We have removed the identified assertion.

Divide and Coalridge Prospect Areas, page 19

6.
Regarding your disclosure that the Nielsen 13-35 is ultimately expected to produce 315 MBOE, we note that these amounts to do not represented proved reserves and are not net to your interest. In view of this, it is not clear that disclosure of these amounts is appropriate or useful. To avoid investor confusion, revise your filing to remove the disclosure regarding these expected, estimated or conceivable volumes.

We have removed the identified disclosures in the first paragraph on page 21.

August 8, 2007

7.	Revise this section to add disclosure similar to that provided in your response to prior comment 10 from our letter dated July 5, 2007.

We have added disclosure at the end of the first paragraph on page 21.

Note 3 Significant Accounting Practices, page F-7

8.
Rule 4-10(c)(7)(ii) of Regulation S-X requires you to provide a description in the notes to the financial statements of the current status of the significant properties or projects that are from capitalized costs being amortized, including the anticipated timing of the inclusion of the cots in the amortization computation. The disclosure you have provided in response to prior comment number 15 from our letter dated July 15, 2007 does not appear to be sufficiently detailed to meet this requirement. In this regard, you do not describe the current status, including any current activities, regarding the properties or projects. Additionally, while you describe the circumstances under which you plan to develop a portion of your acreage, you do not disclose the anticipated timing of the inclusion of the costs in your amortization computation. Further revise your disclosure to address these matters.

We have added the requested disclosures in Notes 3 and 9.

9.	Revise to include the tabular information required by Rule 4-10(c)(7)(ii) of Regulation S-X.

We have added the required table in Note 3.

Please contact the undersigned with any questions or further comments, by telephone or fax number (612) 339-5897.

Very truly yours,

/s/ Ross C. Formell

Ross C. Formell

cc:	Ryan Gilbertson, CFO

Enclosures

RCF / cat